Exhibit 99.1

Nexen Inc.

Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months ended September 30, 2012

Nexen Inc.

Unaudited Condensed Consolidated Statement of Income

For the Three and Nine Months Ended September 30

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions, except per-share amounts)	2012	2011	2012	2011
Revenues and Other Income
Net Sales	1,495	1,399	4,850	4,504
Marketing and Other Income (Note 8)	14	125	165	254
	1,509	1,524	5,015	4,758
Expenses
Operating	401	356	1,116	1,060
Depreciation, Depletion, Amortization and Impairment	427	409	1,312	1,114
Transportation and Other	128	110	353	289
General and Administrative	223	23	464	204
Exploration	49	59	264	278
Finance (Note 5)	80	59	225	193
Loss on Debt Redemption and Repurchase	—	—	—	91
Gain from Dispositions (Note 10)	(145)	—	(197)	(12)
	1,163	1,016	3,537	3,217

Income from Continuing Operations before Provision for Income Taxes	346	508	1,478	1,541

Provision for (Recovery of) Income Taxes
Current	285	351	1,161	1,159
Deferred	2	(43)	(22)	30
	287	308	1,139	1,189

Net Income from Continuing Operations	59	200	339	352
Net Income from Discontinued Operations, Net of Tax	—	—	—	302
Net Income Attributable to Nexen Inc. Shareholders	59	200	339	654

Earnings Per Common Share from Continuing Operations ($/share) (Note 6)
Basic	0.11	0.38	0.63	0.67

Diluted	0.11	0.32	0.63	0.61

Earnings Per Common Share ($/share) (Note 6)
Basic	0.11	0.38	0.63	1.24

Diluted	0.11	0.32	0.63	1.16

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Balance Sheet

	September 30	December 31
(Cdn$ millions)	2012	2011
Assets
Current Assets
Cash and Cash Equivalents	1,870	845
Restricted Cash	18	45
Accounts Receivable	1,582	2,247
Derivative Contracts	62	119
Inventories and Supplies	351	320
Other	140	115
Total Current Assets	4,023	3,691
Non-Current Assets
Property, Plant and Equipment (Note 3)	15,462	15,571
Goodwill	282	291
Deferred Income Tax Assets	482	338
Derivative Contracts	4	25
Other Long-Term Assets	98	152
Total Assets	20,351	20,068

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	2,591	2,867
Income Taxes Payable	609	458
Derivative Contracts	63	103
Total Current Liabilities	3,263	3,428
Non-Current Liabilities
Long-Term Debt	4,237	4,383
Deferred Income Tax Liabilities	1,574	1,488
Asset Retirement Obligations	1,973	2,010
Derivative Contracts	4	24
Other Long-Term Liabilities	452	362
Equity (Note 6)
Share Capital
Common Shares	1,194	1,157
Preferred Shares	195	—
Retained Earnings	7,465	7,211
Cumulative Translation Adjustment	(6)	5
Total Equity	8,848	8,373
Total Liabilities and Equity	20,351	20,068

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the Three and Nine Months Ended September 30

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Operating Activities
Net Income from Continuing Operations	59	200	339	352
Net Income from Discontinued Operations	—	—	—	302
Charges and Credits to Income not Involving Cash (Note 9)	464	265	1,370	875
Exploration Expense	49	59	264	278
Changes in Non-Cash Working Capital (Note 9)	(4)	(198)	296	287
Other	(53)	(38)	(87)	(56)
	515	288	2,182	2,038

Financing Activities
Repayment of Long-Term Debt	—	—	—	(871)
Issue of Common Shares	11	8	37	39
Issue of Preferred Shares	—	—	195	—
Dividends Paid on Common and Preferred Shares	(29)	(26)	(82)	(78)
Other	—	1	(6)	2
	(18)	(17)	144	(908)

Investing Activities
Capital Expenditures
Exploration, Evaluation and Development	(807)	(716)	(2,261)	(1,708)
Corporate and Other	(24)	(13)	(70)	(50)
Proceeds from Dispositions (Note 10)	828	1	881	475
Changes in Restricted Cash	83	1	27	(10)
Changes in Non-Cash Working Capital (Note 9)	75	69	140	184
Other	(2)	—	3	(75)
	153	(658)	(1,280)	(1,184)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(35)	100	(21)	74

Increase (Decrease) in Cash and Cash Equivalents	615	(287)	1,025	20

Cash and Cash Equivalents — Beginning of Period	1,255	1,312	845	1,005

Cash and Cash Equivalents — End of Period [1]	1,870	1,025	1,870	1,025

1 Cash and cash equivalents at September 30, 2012 consists of cash of $620 million and short-term investments of $1,250 million (September 30, 2011 — cash of $277 million and short-term investments of $748 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Changes in Equity

For the Three and Nine Months Ended September 30

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011

Share Capital
Common Shares, Beginning of Period	1,183	1,142	1,157	1,111
Issue of Common Shares	11	8	37	39
Common Shares, Balance at End of Period	1,194	1,150	1,194	1,150

Preferred Shares, Beginning of Period	195	—	—	—
Issue of Preferred Shares	—	—	195	—
Preferred Shares, Balance at End of Period	195	—	195	—

Retained Earnings, Beginning of Period	7,435	7,094	7,211	6,692
Net Income Attributable to Nexen Inc. Shareholders	59	200	339	654
Dividends on Common and Preferred Shares (Note 6)	(29)	(26)	(85)	(78)
Balance at End of Period	7,465	7,268	7,465	7,268

Cumulative Translation Adjustment, Beginning of Period	26	(55)	5	(37)
Currency Translation Adjustment	(35)	63	(30)	45
Realized Translation Adjustments [1]	3	—	19	—
Balance at End of Period	(6)	8	(6)	8

1   Net of income tax recovery for the three months ended September 30, 2012 of $2 million (2011 — net of income tax expense of $4 million) and net of income tax recovery for the nine months ended September 30, 2012 of $9 million (2011 — net of income tax expense of $24 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the Three and Nine Months Ended September 30

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Net Income Attributable to Nexen Inc. Shareholders	59	200	339	654
Other Comprehensive Income (Loss):
Currency Translation Adjustment
Net Translation Gains (Losses) of Foreign Operations	(163)	339	(149)	200
Net Translation Gains (Losses) on US$-Denominated Debt Hedging of Foreign Operations [1]	128	(276)	119	(155)
Total Currency Translation Adjustment	(35)	63	(30)	45
Total Comprehensive Income	24	263	309	699

1   Net of income tax expense for the three months ended September 30, 2012 of $18 million (2011 — net of income tax recovery of $39 million) and net of income tax expense for the nine months ended September 30, 2012 of $17 million (2011 — net of income tax recovery of $22 million).

See accompanying notes to the Unaudited Condensed Consolidated Financial Statements.

Nexen Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Cdn$ millions, except as noted

1.                      BASIS OF PRESENTATION

Nexen Inc. (Nexen, we or our) is an independent, global energy company with operations in the UK North Sea, US Gulf of Mexico, offshore Nigeria, Canada, Yemen, Colombia and Poland. Nexen is incorporated and domiciled in Canada and our head office is located at 801—7th Avenue SW, Calgary, Alberta, Canada. Nexen’s shares are publicly traded on both the Toronto Stock Exchange and the New York Stock Exchange.

These Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2012 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Specifically, they have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. The Unaudited Condensed Consolidated Financial Statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS.

CNOOC Acquisition of Nexen

On July 23, 2012, Nexen and CNOOC Limited (CNOOC) entered into an Arrangement Agreement in which CNOOC proposed to acquire all of the outstanding shares of Nexen Inc. for US$27.50 per common share and Cdn$26.00 per preferred share. The transaction is proposed to be completed by way of a plan of arrangement (the “Arrangement”) under the Canada Business Corporations Act.  On September 20, 2012, Nexen’s common and preferred shareholders approved the Arrangement, and the Court of Queen’s Bench of Alberta granted a final order approving the Arrangement. The closing of the Arrangement remains subject to the receipt of required regulatory approvals and the satisfaction or waiver of the other customary closing conditions.

The Unaudited Condensed Consolidated Financial Statements were authorized for issue by Nexen’s Board of Directors on October 24, 2012.

2.                      ACCOUNTING POLICIES

The accounting policies we follow are described in Note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2011. There have been no changes to our accounting policies since December 31, 2011.

3.       PROPERTY, PLANT AND EQUIPMENT (PP&E)

(a)     Carrying amount of PP&E

	Exploration and Evaluation	Assets Under Construction	Producing Oil & Gas Properties	Corporate and Other	Total
Cost
As at December 31, 2011	2,206	2,347	19,832	837	25,222
Additions	546	581	1,134	70	2,331
Disposals/Derecognitions	(187)	—	(925)	(15)	(1,127)
Transfers [1]	—	(1,862)	1,862	—	—
Exploration Expense	(264)	—	—	—	(264)
Other	(6)	—	90	18	102
Effect of Changes in Exchange Rate	(39)	(32)	(375)	(7)	(453)
As at September 30, 2012	2,256	1,034	21,618	903	25,811

Accumulated Depreciation, Depletion & Amortization (DD&A)
As at December 31, 2011	368	—	8,860	423	9,651
DD&A	44	—	1,203	65	1,312
Disposals/Derecognitions	(16)	—	(307)	(12)	(335)
Other	—	—	(27)	17	(10)
Effect of Changes in Exchange Rate	(11)	—	(253)	(5)	(269)
As at September 30, 2012	385	—	9,476	488	10,349

Net Book Value
As at December 31, 2011	1,838	2,347	10,972	414	15,571
As at September 30, 2012	1,871	1,034	12,142	415	15,462

1 Includes PP&E costs related to our Usan development, offshore Nigeria which came on-stream February 2012.

Exploration and evaluation assets mainly comprise of unproved properties and capitalized exploration drilling costs. Assets under construction at September 30, 2012 primarily include our developments in the UK North Sea.

(b)     Impairment

DD&A expense for the third quarter of 2011 includes non-cash impairment charges of $141 million for our Canadian coalbed methane and conventional gas assets. Sustained lower natural gas prices in the quarter reduced our estimates of fair value and resulted in impairment of the properties’ carrying value.

4.       LONG-TERM DEBT

During the three and nine months ended September 30, 2012, we borrowed and repaid nil and $254 million on our term credit facilities, respectively. We recorded $146 million and $136 million, respectively, of unrealized foreign exchange gains on long-term debt in other comprehensive income.

We have undrawn, committed, unsecured term credit facilities of $3.7 billion, of which $700 million is available until 2014 and $3.0 billion is available until 2017. As at September 30, 2012, $232 million of our term credit facilities were utilized to support letters of credit (December 31, 2011—$367 million).

Nexen has undrawn, uncommitted, unsecured credit facilities of approximately $180 million. We utilized $5 million of these facilities to support outstanding letters of credit at September 30, 2012 (December 31, 2011—$17 million).

Nexen has undrawn, uncommitted, unsecured credit facilities of approximately $207 million exclusively to support letters of credit. We utilized $16 million of these facilities to support outstanding letters of credit at September 30, 2012 (December 31, 2011—$4 million).

5.       FINANCE EXPENSE

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Interest on Long-Term Debt	75	73	223	231
Accretion Expense Related to Asset Retirement Obligations	13	12	39	35
Other Interest and Fees	6	7	18	17
Total	94	92	280	283
Less: Capitalized at 6.7% (2011 — 6.7%)	(14)	(33)	(55)	(90)
Total	80	59	225	193

Capitalized interest relates to and is included as part of the cost of our oil and gas properties. The capitalization rates are based on our weighted-average cost of borrowings.

6.       EQUITY

(a)                                  Common Shares

Authorized share capital consists of an unlimited number of common shares of no par value. At September 30, 2012, there were 530,005,285 common shares outstanding (December 31, 2011—527,892,635 common shares).

(b)                                  Preferred Shares

Authorized share capital consists of an unlimited number of Class A preferred shares of no par value, issuable in series. At September 30, 2012, there were 8,000,000 Cumulative Redeemable Class A Rate Reset Preferred Shares, Series 2 outstanding (December 31, 2011—nil).

(c)                                  Earnings Per Common Share (EPS)

We calculate basic EPS using net income attributable to Nexen Inc. common shareholders, adjusted for preferred share dividends and divided by the weighted-average number of common shares outstanding. We calculate diluted EPS in the same manner as basic, except we adjust basic earnings for the potential conversion of the subordinated debentures and potential exercise of outstanding tandem options for shares, if dilutive. We use the weighted-average number of diluted common shares outstanding in the denominator of our diluted EPS calculation.

	Three Months Ended September 30		Nine Months Ended September 30
(Cdn$ millions)	2012	2011	2012	2011
Net Income Attributable to Nexen Inc. Common Shareholders	59	200	339	654
Preferred Share Dividends Payable	(3)	—	(6)	—
Net Income Attributable to Nexen Inc. Common Shareholders, Basic	56	200	333	654
Potential Tandem Options Exercises	—	(29)	—	(39)
Potential Conversion of Subordinated Debentures	—	6	—	19
Net Income Attributable to Nexen Inc. Common Shareholders, Diluted	56	177	333	634

(millions of shares)
Weighted Average Number of Common Shares Outstanding, Basic	530	527	529	527
Common Shares Issuable Pursuant to Tandem Options	—	2	—	2
Common Shares Notionally Purchased from Proceeds of Tandem Options	—	(2)	—	(2)
Common Shares Issuable Pursuant to Potential Conversion of Subordinated Debentures	—	23	—	20
Weighted Average Number of Common Shares Outstanding, Diluted	530	550	529	547

In calculating the weighted-average number of diluted common shares outstanding and related earnings adjustments for the three and nine months ended September 30, 2012, we excluded 8,118,453 and 11,390,032 tandem options, respectively (2011—15,162,013 and 15,081,166, respectively) because their exercise price was greater than the average common share market price during those periods. During the three and nine months ended September 30, 2012, there were no dilutive instruments. During the three and nine months ended September 30, 2011, the potential conversion of tandem options and subordinated debentures were the only dilutive instruments.

(d)                                  Dividends

We paid dividends of $0.05 and $0.15 per common share, for the three and nine months ended September 30, 2012 ($0.05 and $0.15 per common share for the respective periods ended September 30, 2011).

We paid dividends of $0.3928 per preferred share, for the three and nine months ended September 30, 2012 (nil paid per preferred share for the respective periods ended September 30, 2011).

Dividends paid to holders of common and preferred shares have been designated as “eligible dividends” for Canadian tax purposes.

On October 24, 2012, the Board of Directors declared a quarterly dividend of $0.05 per common share, payable January 1, 2013 to the shareholders of record on December 10, 2012.

(e)                                  Stock-Based Compensation

	Three Months Ended September 30, 2012
(thousands of shares)	Options	STARs	RSUs	PSUs
Outstanding, Beginning of Period	14,966	13,584	3,793	599
Granted	—	—	23	—
Exercised for Stock	(107)	—	—	—
Exercised or Redeemed for Cash	(510)	(822)	(1)	—
Cancelled	(169)	(252)	(119)	(14)
Expired	—	(13)	—	—
Outstanding, End of Period	14,180	12,497	3,696	585

	Nine Months Ended September 30, 2012
(thousands of shares)	Options	STARs	RSUs	PSUs
Outstanding, Beginning of Period	14,854	14,407	2,025	390
Granted	1,368	339	1,936	312
Exercised for Stock	(107)	—	—	—
Exercised or Redeemed for Cash	(552)	(962)	(4)	—
Cancelled	(1,333)	(1,173)	(261)	(117)
Expired	(50)	(114)	—	—
Outstanding, End of Period	14,180	12,497	3,696	585

Exercisable, End of Period	7,710	8,729

Options and STARs granted in the nine months ended September 30, 2012 have a weighted average exercise price of $19.26/unit. No options or STARs were granted during the three months ended September 30, 2012. We recognized compensation expense related to share-based payments in the amount of $116 and $140 million (2011—compensation recovery $65 and $62 million) for the three and nine months ended September 30, 2012, respectively.

7.       COMMITMENTS, CONTINGENCIES AND GUARANTEES

As described in Note 19 to the 2011 Audited Consolidated Financial Statements, there are a number of lawsuits and claims pending, the ultimate results of which cannot be ascertained at this time. We record costs as they are incurred or become determinable. We believe that payments, if any, related to existing indemnities would not have a material adverse effect on our liquidity, financial condition or results of operations.

We assume various contractual obligations and commitments in the normal course of our operations. During the quarter, we entered into drilling rig commitments comprised of the following:

	2012	2013	2014	2015	2016	Thereafter
Drilling Rig Commitments	17	60	23	9	—	—

The commitments above are in addition to those included in Note 19 to the 2011 Audited Consolidated Financial Statements and Note 7 to the Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2012 and June 30, 2012.

8.       MARKETING AND OTHER INCOME

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Marketing Revenue, Net	35	72	210	174
Interest Income	15	—	16	3
Foreign Exchange Gains (Losses)	(55)	30	(59)	14
Change in Fair Value of Crude Oil Put Options	(4)	13	(38)	6
Insurance Proceeds	—	—	—	26
Other	23	10	36	31
Total	14	125	165	254

9.       CASH FLOWS

(a)                                  Charges and credits to income not involving cash

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Depreciation, Depletion, Amortization and Impairment	427	409	1,312	1,114
Gain from Dispositions	(145)	—	(197)	(12)
Change in Fair Value of Crude Oil Put Options	4	(13)	38	(6)
Non-cash Stock-Based Compensation (Recovery)	108	(65)	132	(67)
Foreign Exchange	51	(31)	59	(14)
Provision for (Recovery of) Deferred Income Taxes	2	(43)	(22)	30
Loss on Debt Redemption and Repurchase	—	—	—	91
Non-Cash Items Included in Discontinued Operations	—	—	—	(290)
Other	17	8	48	29
Total	464	265	1,370	875

(b)                                  Changes in non-cash working capital

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Accounts Receivable	294	61	807	(73)
Inventories and Supplies	(105)	(3)	(65)	181
Other Current Assets	(6)	(4)	(23)	(13)
Accounts Payable and Accrued Liabilities	143	114	(403)	283
Current Income Taxes Payable	(255)	(297)	120	93
Total	71	(129)	436	471

Relating to:
Operating Activities	(4)	(198)	296	287
Investing Activities	75	69	140	184
Total	71	(129)	436	471

(c)                                  Other cash flow information

	Three Months Ended September 30		Nine Months Ended September 30
	2012	2011	2012	2011
Interest Paid	89	88	237	218
Income Taxes Paid	527	646	1,024	1,106

10.    DISPOSITIONS

Asset Dispositions

Canadian Shale Gas Joint Venture

During the quarter, we closed the sale of a 40% working interest in our northeast British Columbia shale gas operations to INPEX Gas British Columbia Ltd. (IGBC). Upon closing we received $821 million in cash, comprised of the initial cash payment, the carry associated with Nexen’s capital and IGBC’s share of costs since the July 1, 2011 effective date of the transaction. We recorded a pre-tax gain on sale of $142 million on closing.

11.    OPERATING SEGMENTS AND RELATED INFORMATION

Nexen has the following operating segments:

Conventional Oil and Gas: We explore for, develop and produce crude oil and natural gas from conventional sources around the world. Our operations are focused in the UK North Sea, North America (Canada and US) and other countries (offshore Nigeria, Colombia, Yemen and Poland).

Oil Sands: We develop and produce synthetic crude oil from the Athabasca oil sands in northern Alberta. We produce bitumen using in situ and mining technologies and upgrade it into synthetic crude oil before ultimate sale. Our in situ activities are comprised of our operations at Long Lake and future development phases. Our mining activities are conducted through our 7.23% ownership of the Syncrude Joint Venture.

Shale Gas: We explore for and produce unconventional gas from shale formations in northeast British Columbia. Production and results of operations are included within Conventional Oil and Gas until they become significant.

Corporate and Other includes energy marketing and unallocated items. The results of Canexus have been presented as discontinued operations.

The accounting policies of our operating segments are the same as those described in Note 2 of our Audited Consolidated Financial Statements for the year ended December 31, 2011. Net income (loss) of our operating segments excludes interest income, interest expense, income tax expense, unallocated corporate expenses and foreign exchange gains and losses. Identifiable assets are those used in the operations of the segments.

Segmented net income for the three months ended September 30, 2012

	Conventional				Oil Sands			Corporate
	United Kingdom	North America	Other Countries [1]		In Situ		Syncrude	and Other	Total

Net Sales	834	90	228		143		188	12	1,495
Marketing and Other Income	20	3	—		—		—	(9)	14
	854	93	228		143		188	3	1,509

Less: Expenses
Operating	111	42	37		131	[2]	75	5	401
Depreciation, Depletion and Amortization	157	65	133		40		17	15	427
Transportation and Other	(1)	14	—		66		6	43	128
General and Administrative	17	46	26		21		1	112 [3]	223
Exploration	11	28	9	[4]	1		—	—	49
Finance	6	3	—		1		2	68	80
Gain from Dispositions	(2)	(143)	—		—		—	—	(145)
Income (Loss) before Income Taxes	555	38	23		(117)		87	(240)	346
Less: Provision for Income Taxes									287	[5]
Net Income									59

Capital Expenditures	270	178	89	[6]	217		67	10	831

1       Includes results of operations in Nigeria, Yemen and Colombia.

2       Includes Long Lake turnaround costs of $49 million.

3       Includes non-cash stock-based compensation expense of $108 million.

4       Includes exploration activities primarily in Colombia and Poland.

5       Includes UK current tax expense of $278 million.

6       Includes capital expenditures in Nigeria of $63 million.

Segmented net income for the three months ended September 30, 2011

	Conventional				Oil Sands		Corporate
	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude	and Other	Total

Net Sales	756	112	185		146	185	15	1,399
Marketing and Other Income	—	4	5		—	2	114	125
	756	116	190		146	187	129	1,524

Less: Expenses
Operating	106	34	39		97	73	7	356
Depreciation, Depletion, Amortization and Impairment	124	210	18		30	16	11	409
Transportation and Other	5	10	7		49	6	33	110
General and Administrative	(7)	3	2		(1)	1	25	23
Exploration	15	17	27	[3]	—	—	—	59
Finance	6	5	—		1	1	46	59
Income (Loss) before Income Taxes	507	(163)	97		(30)	90	7	508
Less: Provision for Income Taxes								308	[4]
Net Income								200

Capital Expenditures	190	243	161	[5]	90	34	11	729

1 Includes results of operations in Yemen and Colombia.

2 Includes Yemen Masila net sales of $138 million and net income before taxes of $52 million.

3 Includes exploration activities primarily in Norway, Colombia and Poland.

4 Includes UK current tax expense of $299 million.

5 Includes capital expenditures in Nigeria of $135 million.

Segmented net income for the nine months ended September 30, 2012

	Conventional				Oil Sands		Corporate
	United Kingdom	North America	Other Countries [1]		In Situ	Syncrude	and Other		Total

Net Sales	3,028	284	479		534	491	34		4,850
Marketing and Other Income	29	6	—		—	1	129		165
	3,057	290	479		534	492	163		5,015

Less: Expenses
Operating	324	127	89		352 [2]	206	18		1,116
Depreciation, Depletion and Amortization	627	203	251		140	49	42		1,312
Transportation and Other	4	30	—		194	18	107		353
General and Administrative	25	92	44		43	1	259	[3]	464
Exploration	41	205	17	[4]	1	—	—		264
Finance	18	11	1		2	6	187		225
Gain from Dispositions	(2)	(156)	(7)		(32)	—	—		(197)
Income (Loss) before Income Taxes	2,020	(222)	84		(166)	212	(450)		1,478
Less: Provision for Income Taxes									1,139	[5]
Net Income									339

Capital Expenditures	708	610	341	[6]	493	149	30		2,331

1       Includes results of operations in Nigeria, Yemen and Colombia.

2       Includes Long Lake turnaround costs of $49 million.

3       Includes non-cash stock-based compensation expense of $132 million.

4       Includes exploration activities primarily in Colombia and Poland, and recovery of previously expensed exploration costs in Norway.

5       Includes UK current tax expense of $1,134 million.

6       Includes capital expenditures in Nigeria of $250 million.

Segmented net income for the nine months ended September 30, 2011

	Conventional				Oil Sands		Corporate
	United Kingdom	North America	Other Countries [1,2]		In Situ	Syncrude	and Other	Total

Net Sales	2,482	379	599		449	555	40	4,504
Marketing and Other Income	9	36	12		—	3	194	254
	2,491	415	611		449	558	234	4,758

Less: Expenses
Operating	265	110	109		331	223	22	1,060
Depreciation, Depletion, Amortization and Impairment	439	431	66		95	46	37	1,114
Transportation and Other	5	25	23		118	18	100	289
General and Administrative	(17)	55	25		12	1	128	204
Exploration	32	117	127	[3]	2	—	—	278
Finance	16	13	1		2	4	157	193
Loss on Debt Redemption	—	—	—		—	—	91	91
Gain from Dispositions	(8)	—	—		—	—	(4)	(12)
Income (Loss) before Income Taxes	1,759	(336)	260		(111)	266	(297)	1,541
Less: Provision for Income Taxes								1,189	[4]
Income from Continuing Operations								352
Add: Net Income from Discontinued Operations								302
Net Income								654

Capital Expenditures	368	485	478	[5]	310	80	37	1,758

1 Includes results of operations in Yemen and Colombia.

2 Includes Yemen Masila net sales of $453 million and net income before taxes of $192 million.

3 Includes exploration activities primarily in Norway, Colombia and Poland.

4 Includes UK current tax expense of $1,047 million.

5 Includes capital expenditures in Nigeria of $349 million.

Segmented assets as at September 30, 2012

	Conventional					Oil Sands			Corporate
	United Kingdom	North America		Other Countries		In Situ		Syncrude	and Other		Total

Total Assets	5,039	2,913		2,250		6,243		1,518	2,388	[1]	20,351

Property, Plant and Equipment
Cost	7,534	6,514		2,799		6,407		1,878	679		25,811
Less: Accumulated DD&A	4,127	4,131		878		330		456	427		10,349
Net Book Value	3,407	2,383	[2]	1,921	[3]	6,077	[4]	1,422	252		15,462

1 Includes cash of $1,039 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $835 million.

2 Includes net book value of $827 million associated with our Canadian shale gas operations.

3 Includes net book value of $1,774 million related to our Usan development, offshore Nigeria.

4 Includes net book value of $5,228 million for Long Lake Phase 1 and $849 million for future phases of our in situ oil sands projects.

Segmented assets as at December 31, 2011

	Conventional					Oil Sands			Corporate
	United Kingdom	North America		Other Countries		In Situ		Syncrude	and Other		Total

Total Assets	4,817	3,403		2,138		5,881		1,423	2,406	[1]	20,068

Property, Plant and Equipment
Cost	7,103	7,256		2,566		5,915		1,733	649		25,222
Less: Accumulated DD&A	3,707	4,299		648		205		411	381		9,651
Net Book Value	3,396	2,957	[2]	1,918	[3]	5,710	[4]	1,322	268		15,571

1 Includes cash of $453 million, and Energy Marketing accounts receivable, current derivative assets and inventory of $1,449 million.

2 Includes net book value of $1,293 million associated with our Canadian shale gas operations.

3 Includes net book value of $1,821 million related to our Usan development, offshore Nigeria.

4 Includes net book value of $5,050 million for Long Lake Phase 1 and $660 million for future phases of our in situ oil sands projects.